EXHIBIT 15.20

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) on Form S-8 of Elbit Imaging Ltd. and in the shelf prospectus filed by Elbit Imaging Ltd. with the Israeli Securities Authority and the Tel Aviv Stock Exchange on July 21, 2009, of our report dated June 25, 2009 with respect to the consolidated balance sheets of Plaza Centers N.V. as of December 31, 2008 and 2007 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears in the December 31, 2009 annual report on Form 20-F of Elbit Imaging Ltd.

/s/ KPMG Hungária Kft.
KPMG Hungária Kft.

Budapest, Hungary
May 9, 2010